THE ALGER FUNDS

Certificate of Termination

of the

Certificate of Designation for Alger Weatherbie Enduring Growth Fund

The undersigned, being the Secretary of The Alger Funds (the “Trust”), a trust with transferable shares of the type commonly called a Massachusetts business trust, does hereby certify that, pursuant to the authority conferred upon the Trustees of the Trust by Sections 6.1(b) and 9.3 of the Amended and Restated Agreement and Declaration of Trust dated September 13, 2012, as amended to date (the “Declaration of Trust”), and by the affirmative vote of a majority of the Trustees at a meeting duly called and held on December 6, 2022, Alger Weatherbie Enduring Growth Fund, a series of the Trust (the “Series”) authorized pursuant to the Certificate of Designation dated September 22, 2021, is terminated effective upon the filing of this Certificate of Termination of the Series with the Secretary of the Commonwealth of Massachusetts. This Certificate of Termination terminates only the Series and not the Trust itself or any other separate series of the Trust.

The Trustees further direct that, upon the execution of this Certificate of Termination, the Trust take all necessary action to file a copy of this Certificate of Termination with the Secretary of State of The Commonwealth of Massachusetts and at any other place required by law or by the Declaration of Trust.

IN WITNESS WHEREOF, the undersigned has set her hand and seal this 21st day of April 2023.

/s/ Tina Payne
Tina Payne, Secretary

ACKNOWLEDGEMENT

State of New York	)
) ss.
County of New York	)

April 21, 2023

Then personally appeared the above-named Tina Payne and acknowledged the foregoing instrument to be her free act and deed. Before me.

/s/ Stephanie L. Pellecchia
Notary Public
My Commission Expires: 2/12/2028